December 20, 2011

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Russell Mancuso, Joseph McCann, Geoffrey Kruczek

Re:	SG Blocks, Inc.
Form 8-K
Filed November 10, 2011, as amended November 14, 2011
File No. 000-22563

To Whom It May Concern:

We acknowledge receipt of the letter of comment dated December 6, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with SG Blocks, Inc. (“SG Blocks”) and provide the following response on SG Blocks’ behalf.  The page references below are to the filed version of Amendment No. 2 to the Current Report on Form 8-K/A (the “Current Report”) filed on the date hereof and to the marked copy of the Current Report sent via electronic mail to the SEC on the date hereof, as indicated.  Capitalized terms used herein and not separately defined have the meanings given to them in the Current Report.  Our responses are numbered to correspond to your comments.

The SG Buildings Network, (page 7 filed, page 7 marked)

1.
Please revise to clarify the nature of your relationships with ConGlobal Industries and the Lawrence Group. For example, are you required to purchase a fixed number of containers each month at a fixed price? What do you mean by an “in-house architectural resource,” given that it appears that Lawrence Group and its employees are not employed by you? Please also file as an exhibit your supply agreement with ConGlobal.

Response:

Revised disclosure in the Current Report clarifies the relationship between SG Blocks and ConGlobal Industries.  Additionally, the reference to the Lawrence Group acting as an “in-house architectural resource” has been deleted.

SG Blocks and ConGlobal are currently renegotiating the terms of the ConGlobal Agreement.  Accordingly, we do not believe that filing the current ConGlobal Agreement is material to the Company’s shareholders.  As soon as the revised terms of the ConGlobal Agreement have been finalized, the Company intends to request confidential treatment of certain agreement terms and file the ConGlobal Agreement.

2.
Please reconcile your disclosure on page 6 that you are a “hands-off supplier” with your other disclosures regarding the fabrication, manufacturing, modification and construction management work you perform.

Response: (page 5 filed, page 5 marked)

Revised disclosure in the Current Report has been reconciled by removing references to SG Blocks being a “hands-off supplier”.

Forward-Looking Statements, (page 8 filed, page 8 marked)

3.
The safe harbor provisions of the Private Securities Litigation Reform Act are not applicable to penny stock issuers. Accordingly, please revise future filings, as applicable, to remove references to this act.

Response:

Revised disclosure in the Current Report no longer includes references to the Private Securities Litigation Reform Act.  For so long as SG Blocks is a penny stock issuer, SG Blocks will not include references to the Private Securities Litigation Reform Act in future filings.

Management’s Discussion and Analysis..., (page 11 filed, page 12 marked)

4.
Please refer to pages 4-5 in the amended Form 8-K you filed on November 14, 2011, and expand to clarify the reasons underlying the changes to the line items you mention. For example, clarify the material reasons underlying the significant decline in engineering and project management revenues. Please also clarify why you needed to bid with lowerthan-usual margins to “achieve regulatory approvals.”

Response:

The Current Report includes revised disclosure that clarifies the reasons underlying changes to the mentioned line items and the need to bid on projects with lower than-usual margins.

Security Ownership of Certain Beneficial Owners and Management, (page 18 filed, page 19 marked)

5.
We refer to your disclosures in footnotes 8 and 9 on page 12 of the amended Form 8-K. In light of the holdings disclosed in footnote 8, please revise the beneficial ownership table to reflect Vector Group’s holdings. Please also revise to identify the natural persons who have or share voting and/or investment control over these shares.

Response:

The Current Report includes a revised the beneficial ownership table that reflects the holdings of those persons or groups, including Vector Group, known to beneficially own more than 5% of the SG Blocks’ common stock.  To the extent information is publicly available regarding the identity of natural persons who have or share voting and/or investment control over the shares reflected in the beneficial ownership table, the footnotes to the beneficial ownership table have been revised to reflect such information.

Director Independence..., (page 22 filed, page 23 marked)

6.	In light of Mr. Kirkland’s past employment, please tell us how he qualifies as independent under Nasdaq’s listing standards.

Response:

Because SG Blocks is not required to comply with the director independence requirements of any securities exchange, the Current Report includes revised disclosure that states that Mr. Kirkland satisfies the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934.

Exhibits

7.
Please file a complete version of Exhibit 10.6. We note that multiple exhibits to that document appear to be missing. Also, given the reference on page 6 to a subsidiary, please file the exhibit required by Regulation S-K Item 601(b)(21).

Response:

Exhibit 10.6 filed with the Current Report now includes all the exhibits to that exhibit. SG Blocks has filed as an exhibit to the Current Report, that exhibit required by Regulation S-K Item 601(b)(21).

***

Per our discussion with Aslynn Hogue, SG Blocks is deferring the filing of an amendment to the Registration Statement on Form S-1 filed on December 5, 2011, until all overlapping comments with the Current Report have been resolved.

If you have any questions or request any further information, please contact either the undersigned at (212) 451-2252 or by email at kschlesinger@olshanlaw.com or Johnathan Duncan at (212) 451-2245 or by email at jduncan@olshanlaw.com.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger